Exhibit 99.2

NICE To Participate In Two Customer Experience Events: As a Sponsor and
Presenter at Frost & Sullivan Executive MindXchange 2012 and as a
Sponsor and Panel Moderator at the Argyle’s Customer Care Leadership
Forum 2012 in New York

At MindXchange 2012, Mr. Brian Powers, Clients Services Director of NICE Fizzback, will share
“How Voice of the Customer and Lifetime Value Can Lead To Real-Time Satisfaction For Driving
Future Results.”

RA’ANANA, ISRAEL, April 17, 2012 - NICE (NASDAQ: NICE) announced today that it will be heading a session on “How Voice of the Customer and Lifetime Value Can Lead To Real-Time Satisfaction For Driving Future Results” at the Frost & Sullivan MindXchange 2012, taking place at the Marriott Marco Island Beach Resort Marco Island, FL, April 15-18, 2012. This session will take place on today, at 3:50pm.  NICE will also be demonstrating the advanced capabilities of its comprehensive customer service offering, including NICE Fizzback. Also during the event, Matthew Storm, Director of Innovation & Solutions at NICE, will present “Impacting Every Customer Interaction.”

“Voice of the Customer is gaining a lot of attention, and there are many ways which organizations can leverage this data to better understand and predict customer behavior as well as define objectives for customer-facing employees,” said Brian Powers, Client Services Director at NICE. “Add to that the need to move the needle for Net Promoter Score (NPS), and this discussion will allow people to come away with a deeper understanding of customer feedback, survey saturation and best practices.”

During the session with Brian Powers, participants will discuss how Voice of the Customer can drive results by addressing some tough issues, such as:

•	Is the customer always right? Are unsatisfied customers worth the effort of saving? If so, at what cost?
•	Can front-line service staff training needs be determined based directly on customer feedback?
•	Are there ways to overcome survey saturation and get to the critical pieces of VoC results in real-time?

NICE Fizzback is NICE’s Voice of the Customer solution, providing software solutions for Real-Time Customer Feedback that drive customer loyalty and employee performance. The award winning Fizzback solution helps companies to listen, respond and act in real-time to their customers’ comments.

NICE Systems will also be the Senior Panel Sponsor at the 2012 Customer Care Leadership Forum organized by Argyle Executive Forum on today in New York City. During this invitation-only event, David Morse, Regional Vice President Sales at NICE, will moderate the panel discussion “Leadership Speaks: Customer Care Predicts and Prepares." The panel discussion will take place from 9:50-10:35 a.m. Topics include: the toughest challenges Customer Care executives are facing in 2012; how the role of the Customer Care Professional continues to evolve; the change of skill sets within Customer Care; how new technologies are changing the role of customer care and the way organizations interact with customers; and how to balance the short terms needs of the organization with the long term needs of sustainable growth. Aviad Abiri, Vice President, Business Solutions at NICE, will be one of the panel members.

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635,ir@nice.com, ET
Anat Earon-Heilborn, +972 9 775-3798,ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Powers, are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.